Exhibit 99.38

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

 Website:  www.formcap.com

Idaho Cobalt Project Drill Results Continue to Expand Resource

Vancouver, B.C., December 21, 2004 Formation Capital Corporation (FCO-TSX) (the Company) is pleased to announce the latest results (table 1) from the recently completed 24,871 foot, 28 hole drill program on the Idaho Cobalt Project owned 100% by its subsidiary Formation Capital Corporation, U.S.

The drill program was designed to develop additional reserves and resources along strike and downdip on the Ram deposit.  Previously released drill results, consistent with the currently released results, have demonstrated an increase in the measured and indicated resource.  Upon receipt of all final drill hole assays, Mine Development Associates, an independent mine engineering firm out of Reno, NV, will be calculating an updated reserve / resource.  This updated reserve / resource audit is expected in early 2005 and will be used by Hatch Engineering in the definitive feasibility study.

The 2004 drill program has been successful in confirming the downdip extension of mineralization along a strike length of 2,200 feet of a known 2,400 feet of strike between sections 8+00S and 14+00N.   This downdip mineralization was encountered well below its previously defined vertical depth.  The grade and width of this mineralization is consistent with that discovered in earlier drill programs.  The downdip extension of the mineralization along section 16+00N was not tested and remains open.

In addition to extending downdip mineralization, the program was successful in extending the strike length of the mineralized horizon an additional 200 feet south to section 8+00S (tables 2).  The mineralization on this section, the furthest section drilled to the south, appears to increase in grade and width when compared to previous drill intercepts (table 2).  Mineralization continues to remain open along both north (N) and south (S) strike directions and at depth.

To date the Company has received complete assay results for drill holes R04-01 through R04-21.  The Company is awaiting completed assay results for drill holes R04-23 through R04-28.  Drill Holes R04-02, R04-04, R04-06, R04-11 and R04-22 were lost due to poor near surface ground conditions.  Drill Hole R04-09 encountered a locally fractured, oxidized and leached structure.  In total 24,871 feet were drilled in 28 drill holes.  Assays results are pending on the remaining drill holes.  Significant drill results are outlined in table 1.

Table 1:  Current Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-14/ 800 ft / -78[0]	243.4[0]	10+00N /12+00E	404.5	407.3	2.8	2.4	0.63	0.04	0.0089
R04-16/ 1012 ft / -90[0]	-	10+00N /12+00E	473.4	478.6	5.2	3.7	1.67	0.01	0.0174
			807.3	814.4	7.1	5.1	1.52	0.12	0.0234
R04-18 / 708 ft / -84[0]	244[0]	12+00N / 12+44E	573.0	579.0	6.0	4.6	1.62	0.55	0.0391
R04-19 / 1327 ft / -74[0]	243.4[0]	0+00 / 14+50E	973.5	975.5	2.0	1.8	0.54	6.32	0.0247
			1031.4	1036.0	4.6	4.1	2.33	0.01	0.0293
			1155.1	1167.2	12.1	11.3	1.50	0.68	0.0254
R04-20 / 461 ft / -73[0]	244.5[0]	14+00N / 13+11E	434.0	438.0	4.0	3.4	1.88	1.36	0.0583
R04-21 / 1084 ft / -62[0]	243.4[0]	2+00S / 13+07E	488.3	490.9	2.6	2.5	0.32	0.03	0.0043
			674	676	2.0	1.9	0.98	0.01	0.0186
			910	912	2.0	2.0	0.42	0.03	0.0052
			999.5	1009.0	9.5	9.3	1.01	0.13	0.0152

       (Cont.)

C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, December 21, 2004, Page 2

Table 2:  Previous Drill Hole Results

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	from (ft)	to (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R04-01 / 900 ft / -82[0]	244[0]	8+00N/12+10E	633.5	637.1	3.6	2.7	0.57	0.29	0.0046
R04-03 / 1610 ft / -70[0]	244[0]	6+00N/18+20E	919.0	927.0	8.0	6.1	1.49	0.14	0.0139
			1410.3	1425.0	14.7	13.5	0.60	0.43	0.0066
R04-05/ 1395 / -64.5[0]	243.4[0]	4+00N / 16+70E	1241.5	1254.3	12.8	12.1	0.77	1.26	0.0063
			1265.3	1272.0	6.7	6.3	1.41	0.33	0.0273
R04-07 / 477 / -61[0]	243.4[0]	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-08 / 1522 ft / -70[0]	243.4[0]	4+00N / 17+40E	664.8	666.8	2.0	1.7	4.00	0.05	0.0382
			1044.7	1048.7	4.0	3.9	1.05	0.00	0.0133
			1358.6	1365.5	6.9	6.5	1.17	0.84	0.0196
R04-10/ 707 / -66.0[0]	244.0[0]	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-12/ 1316 / -68.0[0]	243.4[0]	2+00N / 5+71E	934.7	940.4	5.7	5.5	1.12	0.52	0.0256
R04-13/ 800 / -82.5[0]	243.4[0]	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-15/ 1397 / -77.0[0]	243.4[0]	2+00N / 5+71E	947.8	950.0	2.2	2.0	1.77	0.01	0.0144
			1041.0	1044.5	3.5	3.2	1.72	2.48	0.0198
			1308.4	1319.7	11.3	10.5	0.67	0.01	0.0080
R04-17/ 1176 / -61.5[0]	250.0[0]	0+00 / 14+50E	1080.2	1087.1	6.9	6.6	0.63	0.03	0.0121

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project.  Drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay.  A current list of drill holes, intersections and location map is available from the Company directly.

To ensure validity of results, Formation employs a regimented sampling procedure, including the submittal of different standard samples of known grade, blank samples and random duplicate samples to ensure results can be replicated.  Further results will be released when available.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street

Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com   Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

C O B A L T     . . . THE ESSENTIAL ELEMENT